Exhibit 99.1

Sky-mobi Limited Announces Unaudited Financial Results

for the Third Quarter 2014

3Q14 Total Revenues Up 24.0% QoQ to RMB211.1 Million

3Q14 Revenues from Smartphone Business Up 34.9% QoQ to RMB178.6 Million

Conference Call to be Held at 8:00 AM U.S. Eastern Time on November 17, 2014

HANGZHOU, China, November 17, 2014 – Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: “MOBI”), a leading mobile application platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Highlights

•	Total revenues increased 24.0% quarter over quarter to RMB211.1 million (US$34.4 million) from RMB170.2 million.

•	Revenues from smartphone business increased 34.9% quarter over quarter to RMB178.6 million (US$29.1 million), or 84.6% of total revenues, from RMB132.5 million, or 77.8% of total revenues.

Mr. Michael Tao Song, Chairman and Chief Executive Officer of Sky-mobi, stated, “We are very pleased with our robust third quarter financial and operational results, which reflect the strong growth momentum of our smartphone business, as well as the further expansion of our mobile game distribution capabilities and enrichment of our mobile game offering. Supported by our deep strategic partnerships with China Mobile, China Unicom and China Telecom, we have refined our model of content distribution over the Maopao platform and further expanded our offline presence at telecom stores nationwide. In addition, in an effort to further diversify our mobile game offering, we recently released the Chinese version of Major Mayhem, a 3D arcade-style shooter game, with exclusive distribution rights in China. Building upon this strong momentum, we plan to also release Battle Tower, Beach Buggy Racing and Dungeon Quest later this year. Furthermore, as we continue to execute our strategy of localizing games and expanding our international footprint, we have selected several popular Chinese games to localize and distribute in Southeast Asia. We are confident in our capability to enrich our game selection and pipeline as we continue to introduce popular games to our Chinese and international grassroots gamers.”

Mr. John Bi, Chief Financial Officer of Sky-mobi, commented, “We are very proud to report strong growth in our smartphone business and a sequential increase in total net revenues, which exceeded both the high end of our prior guidance and the analysts’ consensus. By adding 500,000 new active users per day on average, our smartphone business generated a historical high of RMB178.6 million in revenues, representing 84.6% of total revenues. The biggest contributor to revenue growth during the period was single-player mobile games, which delivered RMB140.2 million in revenue and saw an ARPU1 of RMB9.5, accounting for 78.5% of our total smartphone revenues. Looking ahead, we will remain focused on improving operating efficiency, providing the most innovative solutions over our diversified mobile gaming platform, further facilitating the strategic expansion of our business and delivering long-term value to our shareholders.”

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Third Quarter 2014 Financial Results

Total Revenues

Total revenues increased 24.0% to RMB211.1 million (US$34.4 million) from RMB170.2 million in the second quarter 2014, and increased 81.1% from RMB116.6 million in the prior year period.

Revenues from the smartphone business increased 34.9% to RMB178.6 million (US$29.1 million) from RMB132.5 million in the second quarter 2014, and represented 84.6% of the Company’s total revenues in the third quarter 2014 compared to 77.8% in the second quarter 2014. The sequential increase was mainly attributable to the Company’s strong growth in publishing single-player games both over the Maopao smartphone platform and through third-party distribution channels.

Smartphone revenues can be further broken down into three categories: “revenues from single-player games”, “revenues from multiplayer games” and “advertising revenues”. Revenues from single-player games increased 50.5% to RMB140.2 million (US$22.8 million), from RMB93.1 million in second quarter 2014. ARPU for single-player games was RMB9.5. Revenues from multiplayer games were RMB24.9 million (US$4.1 million), compared with RMB26.1 million in the second quarter 2014. ARPU for multiplayer games was RMB168.5. Advertising revenues increased 3.0% to RMB13.6 million (US$2.2 million), from RMB13.2 million in the second quarter 2014.

Cost of Revenues and Gross Profit

Total cost of revenues was RMB174.4 million (US$28.4 million), representing an increase of 37.2% from RMB127.1 million in the second quarter 2014 and an increase of 95.1% from RMB89.4 million in the prior year period.

The discussion and analysis below focuses on non-IFRS cost of revenues, which the Company believes more accurately reflects the Company’s operating performance than the IFRS cost of revenues.

Total non-IFRS cost of revenues was RMB174.3 million (US$28.4 million), representing an increase of 37.2% from RMB127.0 million in the second quarter 2014 and an increase of 95.4% from RMB89.2 million in the prior year period.

1 ”ARPU” stands for average revenue per paying user.

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Non-IFRS cost associated with payments to industry participants was RMB166.8 million (US$27.2 million), representing an increase of 38.7% from RMB120.2 million in the second quarter 2014 and an increase of 104.7% from RMB81.5 million in the prior year period. The increase was primarily due to higher channel costs and the increased content provider costs resulting from the Company’s higher revenue sharing with smartphone content providers.

Non-IFRS direct cost was RMB7.5 million (US$1.2 million), representing an increase of 9.7% from RMB6.8 million in the second quarter 2014 and a decrease of 2.7% from RMB7.7 million in the prior year period. Non-IFRS direct cost included salaries and benefits, depreciation, office expenses and utilities directly related to the operation of Maopao application stores for smartphones and feature phones. The year-over-year decrease in non-IFRS direct cost was attributable to the Company’s initiative to focus on the smartphone market. The quarter-over-quarter increase in non-IFRS direct cost was due to the Company’s headcount expansion to support its daily operations.

Non-IFRS gross profit was RMB36.9 million (US$6.0 million) during the quarter, compared to RMB43.2 million in the second quarter 2014 and RMB27.4 million the prior year period. Non-IFRS gross margin was 17.5%, compared to 25.4% in the second quarter 2014 and 23.5% in the prior year period. Both the year-over-year and quarter-over-quarter decreases in non-IFRS gross margin were primarily due to higher revenue sharing expenses with smartphone handset partners and content providers associated with the expansion of the Company’s smartphone user base, and further improvements to its content and applications offered to smartphone users.

Operating Expenses and Profit (Loss) from Operations

Total operating expenses, primarily consisting of employee salaries and benefits, training expenses, travel, entertainment and office related expenses, decreased 0.2% to RMB35.2 million (US$5.7 million), from RMB35.3 in the second quarter 2014 and increased 19.6% from RMB29.4 million in the prior year period.

Total non-IFRS operating expenses were RMB33.4 million (US$5.4 million), representing an increase of 2.2% from RMB32.6 million in the second quarter 2014 and an increase of 24.8% from RMB26.7 million in the prior year period. The increase was mainly due to the increased marketing and promotion expenses to promote the Company’s platform and products.

Profit from operations was RMB1.6 million (US$0.3 million), compared to RMB7.8 million in the second quarter 2014 and a loss from operations of RMB2.3 million in the prior year period.

Non-IFRS profit from operations was RMB3.5 million (US$0.6 million), compared to RMB10.5 million in the second quarter 2014 and RMB0.7 million in the prior year period.

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Net Profit

Net profit was RMB14.6 million (US$2.4 million), compared to RMB63.4 million in the second quarter 2014. Basic and diluted EPS were RMB0.06 (US$0.01) and RMB0.06 (US$0.01), respectively, which represents the equivalent of RMB0.48 (US$0.08) and RMB0.47 (US$0.08) per ADS, respectively.

Non-IFRS net profit was RMB16.5 million (US$2.7 million), compared to RMB66.1 million in the second quarter 2014. Non-IFRS basic and diluted earnings per common share were RMB0.07 (US$0.01) and RMB0.07 (US$0.01), respectively, which represents the equivalent of RMB0.54 (US$0.09) and RMB0.54 (US$0.09) per ADS, respectively.

The weighted average number of ADSs used to calculate basic and diluted earnings per ADS for third quarter 2014 was 29,360,879 and 29,505,205, respectively.

Common Shares

Sky-mobi had approximately 220.9 million common shares outstanding as of September 30, 2014, or the equivalent of approximately 27.6 million ADSs outstanding.

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Other Operating Data

	For the three months ended
In ‘000	Jun 30, 2014	September 30, 2014

Maopao Platform[2]
Average DNU[3]	450	500
Average MAU[4]	30,000	33,000

Game Distribution

Paying ratio[5]	10.2%	15.1%

Single-player games
Average MPU[6]	3,513	4,929
Average ARPU (RMB)	8.8	9.5

Multiplayer games
Average MPU	54	49
Average ARPU (RMB)	161.4	168.5

Management Changes

The Company also announced today that Mr. John Bi has tendered his resignation as the chief financial officer of the Company, effective on November 17, 2014, due to personal reasons.

Mr. Michael Tao Song, Chairman and Chief Executive Officer of Sky-mobi, commented, “On behalf of the Company, we would like to thank him for his significant contributions to the Company’s growth and development, including enhancing the Company’s financial system and internal controls, and we wish him well in his future endeavors. The Board of Directors has formed a search committee and is in the process of finding a highly qualified replacement for John and aim to announce the appointment of a new Chief Financial Officer in the near future.”

2 “Maopao Platform” refers to Sky-mobi’s Maopao-branded smartphone products and services, including but not limited to Maopao App Store, Maopao Game Center, Maopao Community, Maopao Browser, Maopao Assistant, and Maopao Desktop.

3 “DNU” stands for daily new users, adjusted to eliminate double-counting of the same user. When calculating the number of users, Sky-mobi considers an individual that uses Maopao products or services on one handset and with one SIM card as one user. By this calculation method, an individual who uses Maopao products on one handset with two different SIM cards, or on two different handsets with one SIM card would be counted as two individual users.

4 “MAU” stands for monthly active users. It refers to the number of users that visit Maopao Platform in a particular month, adjusted to eliminate double-counting of the same user. Average MAUs for a particular period is the average of the MAU during that period.

5 “Paying ratio” equals to average MPU divided by average MAU for a particular period.

6 “MPU” stands for monthly paying user. It represents the number of users that have purchased in-app virtual items or other contents in a particular month, adjusted to eliminate double-counting of the same user. Average MPU for a particular period is the average of the MPU during that period.

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Business Outlook

For the fourth quarter ending December 31, 2014, Sky-mobi expects its total revenues to be in the range of RMB220 million to RMB230 million.

The above represents Sky-mobi’s current projections, which are subject to change.

Conference Call and Webcast

The Company will hold a conference call on Monday, November 17, 2014 at 8:00 am Eastern Time, or 9:00 pm Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3018-6776
Conference ID:	# 22414056

The replay will be accessible through November 24, 2014 by dialing the following numbers:

United States Toll Free:	+1- 855-452-5696
International:	+61-2-9003-4211
Conference ID:	# 22414056

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.sky-mobi.com

About Non-IFRS Financial Measures

To supplement its consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, Sky-mobi uses several non-IFRS financial measures defined below. The Company believes management and investors benefit from non-IFRS financial measures in assessing the Company’s performance and prospects. Specifically, the Company believes that non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of the Company’s operating performance.

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The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with IFRS. A limitation of using non-IFRS cost of revenues, gross profit, operating expenses, profit from operations, net profit and net profit per share is that these non-IFRS measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense. Management provides specific information regarding the IFRS amounts excluded from each non-IFRS measure. For more information on these non-IFRS financial measures, please see the tables containing reconciliations of non-IFRS financial measures to comparable IFRS measures in this release.

Definitions of Non-IFRS Measures

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses.

Non-IFRS gross profit is defined as revenues less non-IFRS cost of revenues.

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expenses.

Non-IFRS profit (loss) from operations is defined as Non-IFRS gross profit less non-IFRS operating expenses.

Non-IFRS net profit is defined as non-IFRS profit from operations plus/minus other gains or losses, impairment loss on investments in associates, share of results of associates and gain on disposal of an associate, less income tax.

Non-IFRS basic and diluted earnings per common share/ADS are defined as non-IFRS net profit attributable to owners of the Company divided by weighted average outstanding shares/ADSs during the period.

Exchange Rate

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.1380 to US$1.00, the exchange rate at September 30, 2014 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” ''believes,'' ''expects,'' ''anticipates,'' ''intends,'' ''estimates,'' “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

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About Sky-mobi Limited

Sky-mobi Limited is a leading mobile application platform in China. The Company works with handset companies to pre-install its Maopao App Store and other Maopao applications on handsets and with content providers to provide users with applications and content titles. Users of Maopao App Store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company’s mobile social network community in China, the Maopao Community, offers mobile social games as well as applications and content with social networking functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

Investor Relations Contact:
Sky-mobi Limited

Mr. John Bi, Chief Financial Officer

Phone: + (86) 571-8777 0978 (Hangzhou, China)

Email: investor.relations@sky-mobi.com

ICR, Inc.

Ms. Chenjiazi Zhong

Phone: + (1) (646) -915-1615 (US)

Email: investor.relations@sky-mobi.com

Source: Sky-mobi

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FINANCIAL TABLES FOLLOW

Sky-mobi Limited

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income (IFRS)

	For the three months ended				For the six months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2013	2014	2014	2014	2013	2014	2014
In thousands	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

Revenues	116,583	170,220	211,138	34,399	241,800	381,358	62,131
Cost of revenues	(89,417)	(127,140)	(174,362)	(28,407)	(180,387)	301,502	(49,121)
Gross profit	27,166	43,080	36,776	5,992	61,413	79,856	13,010

Research and development expenses	(8,296)	(9,035)	(8,866)	(1,444)	(20,084)	(17,901)	(2,916)
Sales and marketing expenses	(7,118)	(10,192)	(10,698)	(1,743)	(17,882)	(20,890)	(3,403)
General and administrative expenses	(14,067)	(17,064)	(15,494)	(2,524)	(29,531)	(32,558)	(5,304)
Other income and expense	49	1,017	(139)	(23)	10	878	143
Total operating expenses	(29,432)	(35,274)	(35,197)	(5,734)	(67,487)	(70,471)	(11,480)
(Loss) profit from operations	(2,266)	7,806	1,579	258	(6,074)	9,385	1,530

Other gains and losses	4,168	5,319	7,965	1,298	7,013	13,284	2,164
Impairment loss on investments in associates	(727)	(765)	(1,908)	(311)	(727)	(2,673)	(435)
Impairment of available-for-sale investments	(800)	-	-	-	(800)	-	-
Share of results of associates	96	(288)	1,679	274	1,552	1,391	227
Gain on disposal of an associate	-	56,351	1,000	163	-	57,351	9,344
Profit before tax	471	68,423	10,315	1,682	964	78,738	12,830
Income tax expenses	(4,919)	(5,067)	4,271	696	(5,743)	(796)	(130)
(Loss) profit for the period	(4,448)	63,356	14,586	2,378	(4,779)	77,942	12,700

Total comprehensive (loss) profit for the period	(4,448)	63,356	14,586	2,378	(4,779)	77,942	12,700

(Loss) profit and total comprehensive (loss) income attributable to: - Owners of the Company	(3,939)	63,667	14,218	2,318	(4,393)	77,885	12,690
- Non-controlling interests	(509)	(311)	368	60	(386)	57	10
	(4,448)	63,356	14,586	2,378	(4,779)	77,942	12,700

Earnings per common share
Basic	(0.02)	0.26	0.06	0.01	(0.02)	0.33	0.05
Diluted	(0.02)	0.26	0.06	0.01	(0.02)	0.32	0.05

Weight average number of ADS
Basic	29,796,691	29,631,757	29,360,879		30,034,578	29,498,844
Diluted	29,796,691	29,788,088	29,505,205		30,034,578	29,648,800

Weight average number of shares
Basic	238,373,525	237,054,058	234,887,032		240,276,625	235,990,754
Diluted	238,373,525	238,304,704	236,041,638		240,276,625	237,190,398

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Unaudited Reconciliations of non-IFRS financial measures
to comparable IFRS financial measures

	For the three months ended				For the six months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2013	2014	2014	2014	2013	2014	2014
In thousands	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

IFRS cost of revenues	(89,417)	(127,140)	(174,362)	(28,407)	(180,387)	(301,502)	(49,121)
Less: share-based compensation expenses	244	98	89	14	287	187	30
Non-IFRS cost of revenues	(89,173)	(127,042)	(174,273)	(28,393)	(180,100)	(301,315)	(49,091)

IFRS gross profit	27,166	43,080	36,776	5,992	61,413	79,856	13,010
Add: share-based compensation expenses	244	98	89	14	287	187	30
Non-IFRS gross profit	27,410	43,178	36,865	6,006	61,700	80,043	13,040

Total IFRS operating expenses	(29,432)	(35,274)	(35,197)	(5,734)	(67,487)	(70,471)	(11,481)
Less: share-based compensation expenses	2,696	2,635	1,826	297	9,744	4,461	727
Total non-IFRS operating expenses	(26,736)	(32,639)	(33,371)	(5,437)	(57,743)	(66,010)	(10,754)

IFRS (loss) profit from operations	(2,266)	7,806	1,579	258	(6,074)	9,385	1,529
Add: share-based compensation expenses	2,940	2,733	1,915	311	10,031	4,648	757
Non-IFRS profit from operations	674	10,539	3,494	569	3,957	14,033	2,286

IFRS net (loss) profit for the period	(4,448)	63,356	14,586	2,378	(4,779)	77,942	12,698
Add: share-based compensation expenses	2,940	2,733	1,915	311	10,031	4,648	757
Non-IFRS net profit for the period	(1,508)	66,089	16,501	2,689	5,252	82,590	13,455

Non-IFRS earnings per common share
Basic	(0.00)	0.28	0.07	0.01	0.02	0.34	0.06
Diluted	(0.00)	0.27	0.07	0.01	0.02	0.34	0.06

Weight average number of shares
Basic	238,373,525	237,054,058	234,887,032		240,276,625	235,990,754
Diluted	238,373,525	238,304,704	236,041,638		240,276,625	237,190,398

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Sky-mobi Limited

Unaudited Consolidated Statements of Financial Position (IFRS)

	As of	As of
	June 30,	September 30,	September 30,
	2014	2014
In thousands	(RMB)	(RMB)	(US$)

ASSETS
Current assets
Cash and cash equivalents	39,203	249,036	40,573
Term deposits	415,369	332,828	54,224
Investment at fair value through profit or loss	185,682	16,094	2,622
Trade and other receivables	144,241	184,771	30,103
Amounts due from related parties	2,662	3,535	576
Total current assets	787,157	786,264	128,098

Non-current assets
Property and equipment	8,709	8,502	1,385
Investments in associates	43,797	47,570	7,750
Investments in funds	34,177	34,053	5,548
Available-for-sale investments	-	50	8
Prepayment for investment	2,050	-	-
Other non-current assets	3,029	2,983	486
Deferred tax assets	1,968	1,968	321
Total non-current assets	93,730	95,126	15,498

Total assets	880,887	881,390	143,596

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	172,776	210,346	34,270
Income tax liabilities	10,162	5,891	960
Amounts due to related parties	18,146	73,481	11,971
Deferred revenue	13,058	4,434	722
Total current liabilities	214,142	294,152	47,923

Total liabilities	214,142	294,152	47,923

Equity
Share capital	87	81	13
Share premium	636,285	597,221	97,299
Reserves	157,417	156,289	25,463
Treasury stock	(1)	-	-
Deficit	(131,098)	(170,776)	(27,823)
Equity attributable to owners of the Company	662,690	582,815	94,952
Non-controlling interests	4,055	4,423	721
Total equity	666,745	587,238	95,673

Total equity and liabilities	880,887	881,390	143,596

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